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08002951

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maximum Ventures Inc.

*CURRENT ADDRESS

PROCESSED
JUN 04 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 03923 FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/2/08

82-3923

RECEIVED
2008 MAY 28 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
9-30-07

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007 AND 2006

MINNI, CLARK & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

SUITE 200 – 551 HOWE STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2C2

Jerry A. Minni, C.G.A. *
Bryce A. Clark, C.G.A. *

TELEPHONE: (604)683-0343
FAX: (604)683-4499

* *Incorporated Professional*

AUDITORS' REPORT

To the Shareholders,
Maximum Ventures Inc.

We have audited the balance sheets of **MAXIMUM VENTURES INC.** as at **September 30, 2007 and 2006** and the statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2007 and 2006** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Minni, Clark & Co."
CERTIFIED GENERAL ACCOUNTANTS

Vancouver, Canada
January 28, 2008

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 939,090	$ 20,002
GST receivable	132,446	31,142
Other receivable	12,998	-
Advances and prepaid expenses	-	2,000
Refundable deposit	1,000	1,000
	1,085,534	54,144
EQUIPMENT (Note 3)	15,197	20,098
MINERAL PROPERTIES (Note 4)	446,102	396,102
	$ 1,546,833	$ 470,344

LIABILITIES

	2007	2006
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 374,994	$ 234,339
Interests accrued	2,063	2,063
Loans payable	107	107
Due to related parties	1,775	1,775
	378,939	238,284

SHAREHOLDERS' EQUITY

	2007	2006
SHARE CAPITAL (Note 5)	8,468,274	5,825,469
SHARE SUBSCRIPTIONS	-	57,500
CONTRIBUTED SURPLUS (Note 5)	1,110,308	883,238
DEFICIT	(8,410,688)	(6,534,147)
	1,167,894	232,060
	$ 1,546,833	$ 470,344

Nature of operations and going concern – Note 1
Commitments – Notes 4

APPROVED BY THE DIRECTORS:

"Douglas B. Brooks"

"Georgia V. Knight"

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
EXPENSES		
Amortization	$ 4,901	$ 6,505
Bank charges and interest	32,766	6,220
Consulting fees	160,633	117,150
Management fees	30,000	30,000
Office and miscellaneous	16,809	9,902
Professional fees	1,294,085	137,356
Public and shareholder relations	48,051	14,371
Rent	36,900	36,000
Stock-based compensation	227,070	282,588
Transfer agent and filing fees	14,803	14,700
Travel and promotion	26,132	2,979
Expense recovery	(12,462)	-
LOSS BEFORE OTHER ITEM	1,879,688	657,771
OTHER ITEMS:		
Interest income	(3,147)	-
Loss on write off of uncollectible advance	-	123,344
	(3,147)	123,344
NET LOSS FOR THE YEAR	(1,876,541)	(781,115)
DEFICIT, BEGINNING OF YEAR	(6,534,147)	(5,753,032)
DEFICIT, END OF YEAR	$(8,410,688)	$(6,534,147)
Basic and fully diluted loss per share	$ (0.06)	$ (0.03)
Weighted average number of shares	29,723,994	26,152,443

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES		
Net loss for the year	$(1,876,541)	$ (781,115)
Items not involving cash:		
Amortization	4,901	6,505
Stock-based compensation	227,070	282,588
Loss on write off of uncollectible advance	-	123,344
	(1,644,570)	(368,678)
Changes in non-cash working capital items:		
GST receivable	(101,304)	(26,145)
Other receivable	(12,998)	-
Due to related parties	-	(24,050)
Advances and prepaid expenses	2,000	(14,726)
Accounts payable and accrued liabilities	140,655	28,080
	(1,616,217)	(405,519)
INVESTING ACTIVITIES		
Property option payment	(50,000)	(50,000)
FINANCING ACTIVITIES		
Issuance of shares, net of share issue costs	2,642,805	431,858
Share subscriptions received	(57,500)	57,500
Loans payable	-	(15,967)
	2,585,305	473,391
INCREASE (DECREASE) IN CASH	919,088	17,872
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,002	2,130
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 939,090	$ 20,002
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ 32,564	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS (See Note 7)

The Company, classified as a mining exploration and development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At September 30, 2007, the Company had working capital of $706,595 (2006 – deficiency of $184,140) and an accumulated deficit of $8,410,688 since incorporation. Its ability to continue as a going concern is dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded assets amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Equipment and Depreciation

Equipment is recorded at cost. The Company provides for depreciation using the declining balance method at the following annual rates:

Automobile	-	24%
Computer equipment	-	30%
Office equipment	-	20%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b) Mineral Properties and Deferred Exploration Expenditures

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

c) Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

e) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in thee assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

f) Financial Instruments

Effective November 1, 2006, the Company adopted CICA Section 3855, *Financial Instruments – Recognition and Measurement.* The section establishes standards for determining when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and weather it will be measured using a cost-based or fair value method. The adoption of this new accounting policy had no significant effect on these financial statements.

The carrying value of cash and cash equivalents, GST receivable, advances, prepaid expenses, refundable deposit, accounts payable and accrued liabilities, interest accrued, loans payable and amounts due to related parties approximate fair value because of the short maturity of these items.

g) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognised for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis for assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

h) Comprehensive Income

Effective October 1, 2006, the Company adopted CICA Section 1530, *Comprehensive Income*. This section requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available for sale securities, gains and losses on certain derivative instruments and foreign gains and losses from self sustaining foreign operations. The adoption of this new accounting policy had no significant effect on these financial statements. During the current period the Company did not have any other comprehensive income components.

3. EQUIPMENT

	2007			2006
	Cost	Accumulated Amortization	Unamort. Cost	Unamort. Cost
Automobile	$ 25,000	$ 12,293	$ 12,707	$ 16,720
Computer	4,909	3,418	1,491	2,131
Office equipment	2,052	1,053	999	1,247
	$ 31,961	$ 16,764	$ 15,197	$ 20,098

4. MINERAL PROPERTIES

	2007	2006
Property costs		
Stump Lake Property	$ 370,000	$ 320,000
Mongolia Properties	1	1
	370,001	320,001
Deferred exploration costs		
Stump Lake Property	76,100	76,100
Mongolia Properties	1	1
	76,101	76,101
	$ 446,102	$ 396,102

a) Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has paid $350,000 in cash, issued 200,000 common shares at a deemed price of $0.10 per share and is required to incur exploration expenditures as follows:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at September 30, 2007 the total amount of $76,100 had been incurred.

4. MINERAL PROPERTIES - continued

b) Mongolia Properties (See Note 7)

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
to make cash payments to November 1, 2007	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue a further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

4. MINERAL PROPERTIES - continued

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. (See Note 7)

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount	Contributed Surplus
Balance, September 30, 2005	25,435,465	$ 5,393,611	$ 600,650
Shares cancelled (escrow)	(107,142)	-	-
Warrants exercised at $0.25	168,431	42,108	-
Shares issued at $0.25	1,616,000	404,000	-
Share issue costs	-	(14,250)	-
Stock based compensation	-	-	282,588
Balance, September 30, 2006	27,112,754	5,825,469	883,238
Warrants exercised at $0.25	1,596,275	399,069	-
Warrants exercised at $0.50	468,000	234,000	-
Warrants exercised at $0.75	135,000	101,250	-
Shares issued at $0.50	2,150,000	1,075,000	-
Shares issued at $0.80	1,168,750	935,000	-
Shares issue costs	-	(101,514)	-
Stock based compensation	-	-	227,070
Balance, September 30, 2007	32,630,799	$ 8,468,274	$ 1,110,308

5. SHARE CAPITAL - continued

c) Shares Held in Escrow

During the year ended September 30, 2006 107,142 escrow shares were returned to the Company's treasury and cancelled.

d) Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2007 and 2006 and changes during the years ending on those dates is presented below:

	2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,543,546	$ 0.50	1,445,000	$ 0.65
Granted	555,856	0.80	2,543,546	0.50
Expired/cancelled	-	-	(1,445,000)	0.65
Options outstanding and exercisable at end of year	3,099,402	$ 0.55	2,543,546	$ 0.50

At September 30, 2007 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
2,543,546	$ 0.50	February 10, 2008
555,856	$ 0.80	May 2, 2009

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	2007	2006
Risk free interest rate	4.64%	3.95%
Expected option life in years	2 years	2 years
Expected stock price volatility	121.5%	92.3%
Expected dividend yield	Nil	Nil

5. SHARE CAPITAL - continued

During the year ended September 30, 2007, compensation costs of $227,069 (2006 - $282,588) were recorded in the statements of loss and deficit for options granted to employees, directors and consultants of the Company.

e) Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

	2007		2007	2006		2006
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning of year	3,501,491	$	0.39	5,285,294	$	0.28
Issued	2,150,000	$	0.50	1,616,000	$	0.50
Issued	1,168,750	$	1.25	-	$	-
Exercised/cancelled	(1,635,491)	$	0.25	-	$	-
Expired/cancelled	(250,000)	$	0.75	(168,431)	$	0.50
Exercised/cancelled	(1,616,000)	$	0.50	(3,231,372)	$	0.28
Outstanding, end of year	3,318,750	$	0.93	3,501,491	$	0.39

As at September 30, 2006, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,150,000	$0.75	November 7, 2007
1,000,000	$0.75	January 3, 2008
1,168,750	$1.25	May 1, 2008
3,318,750		

Each warrant entitles the holder to acquire one common share for each warrant held.

See Note 9.

6. RELATED PARTY TRANSACTIONS

During the years ended September 30, 2007 and 2006 the Company incurred the following costs charged by a director of the Company and a company controlled by a director of the Company:

	2007	2006
Consulting	$ 60,000	$ 25,000

At September 30, 2007, the accounts payable includes $1,500 (2006 - $600) to a director of the Company.

7. CONTINGENT ASSET AND LIABILITY

The Company has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its interest in certain Mongolian mineral interests under securities legislation and breaches of the Competition Act.

Anchorage claims under these allegations against Maximum are in the amount of $4,683,012 for general damages and $4,500,000 for punitive damages, together with costs and interest in connection with these claims.

Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and legal basis, and will defend Anchorage's claim. A Statement of Defence has been filed.

8. FUTURE INCOME TAX

The Company has non-capital tax loss carry forwards of approximately $3,924,187 (2006 - $2,186,642) in Canada that are available to reduce taxable income of future periods. These tax loss carry forwards expire between 2008 and 2027.

The significant components of the Company's future income tax assets are as follows:

	2007	2006
Future income tax assets		
Non-capital losses carried forward	$ 1,334,223	$ 765,325
Book and tax base differences on assets	551,432	563,120
Less		
Valuation allowance	(1,885,655)	(1,328,445)
Net future income tax assets	$ -	$ -

Due to the uncertainty surrounding the realization of future income tax assets, the Company has recognized a 100% valuation allowance against its future income tax assets.

9. SUBSEQUENT EVENTS

Subsequent to September 30, 2007 warrants to acquire 1,150,000 shares at $0.75 per share expired.

END